QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2013 and 2012
(Unaudited)

 (Stated in U.S. Dollars)

NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51‐102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these interim consolidated financial statements they must be accompanied by a notice indicating that these interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the period ended March 31, 2013 have been prepared in accordance with United States generally accepted accounting principles and are the responsibility of the Company’s management. The Company’s independent auditors have not performed an audit or review of these consolidated interim financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(Stated in U.S. Dollars)

	MARCH 31,	DECEMBER 31,
	2013	2012
	(Unaudited)
ASSETS

Current
Cash	$216,066	$143,280
Accounts receivable	169,292	152,922
Inventory	423,850	344,208
Prepaid expenses	871	889
Total Current Assets	810,079	641,299

Property and Equipment	69,216	80,338

Total Assets	$879,295	$721,637

LIABILITIES

Current
Accounts payable and accrued liabilities	$169,361	$174,393
Due to related parties	2,824,879	2,073,960
Accrued dividends payable	277,245	227,241
Total Liabilities	3,271,485	2,475,594

Redeemable Preferred Stock	2,037,945	2,027,945

STOCKHOLDERS’ DEFICIENCY

Common Stock	71,128	71,128

Additional Paid-in Capital	4,832,943	4,826,099

Deficit Accumulated During The Development Stage	(9,324,206)	(8,679,129)
Total Stockholders’ Deficiency	(4,420,135)	(3,781,902)

Total Liabilities and Stockholders’ Deficiency	$889,295	$721,637

Going Concern, Commitments and Contractual Obligations (Notes 2 and 10)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

			PERIOD FROM
			DATE OF
			INCEPTION
			OCTOBER 5
	THREE MONTHS ENDED MARCH 31,		2000 TO MARCH 31,
	2013	2012	2013

Revenue	$37,862	$27,130	$277,495

Expenses
Advertising and promotion	1,422	36,671	246,348
Amortization	11,195	9,292	80,693
Consulting fees	6,844	34,709	465,206
Filing fees	1,603	1,037	44,348
Foreign exchange	24,382	(6,771)	339,029
Interest and bank charges	51,509	51,747	532,052
Management fees	77,257	1,773	870,823
Mineral property development expenditures	−	−	8,500
Mineral property option payment	−	−	3,428
Office and administrative	74,339	100,213	1,069,353
Oil and gas property development expenditures	−	−	202,686
Professional fees	29,386	43,572	698,837
Rent	51,988	52,332	473,512
Salaries, wages and benefits	325,141	501,125	3,575,539
Software development costs	−	−	638,660
Travel	27,873	31,124	315,975
Total Expenses	682,939	856,824	9,564,989

Net Loss For The Period	$(645,077)	$(829,694)	$(9,287,494)

Basic And Diluted Loss Per Common Share	$(0.01)	$(0.01)

Weighted Average Number Of Common Shares Outstanding	71,128,456	71,128,456

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)
	THREE MONTHS ENDED MARCH 31,				PERIOD FROM DATE OF INCEPTION OCTOBER 5, 2000 TO MARCH 31,
	2013		2012		2013

Cash Flows (Used In) Provided By: Operating Activities
Net loss for the period		$(645,077)		$(829,694)		$(9,287,494)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization		11,195		9,292		80,693
Foreign exchange on debt settlement		−		−		226,512
Stock-based compensation		6,844		34,709		283,421

Changes in operating assets and liabilities
Accounts receivable		(16,443)		(41,272)		(446,778)
Prepaid expenses		18		38,221		(871)
Inventory		(79,642)		(10,449)		(425,562)
Due to and from related parties		750,919		106,992		3,835,810
Accrued dividends payable		50,004		50,560		277,245
Accounts payable and accrued liabilities		(5,032)		33,353		456,979
		72,786		(608,288)		(5,000,045)

Investing Activities
Subsidiary cash upon acquisition		−		−		15,465
Purchase of property and equipment		−		(29,860)		(138,434)
		−		(29,860)		(122,969)

Financing Activities
Proceeds from share issuances		−		−		2,678,002
Proceeds from notes payable		−		−		1,661,078
Proceeds from preferred shares		−		−		1,000,000
		−		−		5,339,080

Net Increase (Decrease) In Cash		72,786		(638,148)		216,066

Cash, Beginning Of Period		143,280		728,575		−

Cash, End Of Period		$216,066		$90,427		$216,066

Non-cash Financing Activities
Common stock issued to settle debt	$	−	$	−		$984,841

Supplemental Disclosure of Cash Flow Information
Interest paid	$	−	$	−	$	−
Income taxes paid	$	−	$	−	$	−

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(Unaudited)
(Stated in U.S. Dollars)

1.     BASIS OF PRESENTATION

The unaudited interim consolidated financial statements as of March 31, 2013 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these consolidated financial statements be read in conjunction with the December 31, 2012 audited consolidated financial statements and notes thereto. The operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), and are expressed in US dollars. These consolidated financial statements include the accounts of the Company and the accounts of the Company’s wholly owned subsidiaries, Qeyos Ad Systems Inc., incorporated in Canada, and Wuxi Xun Fu Information Technology Co., Ltd., incorporated in China.  The Company’s fiscal year-end is December 31.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2012.

The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2012.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Management evaluates estimates and judgments on an ongoing basis. Actual results could differ from these estimates. The significant areas requiring management’s estimates and assumptions include the fair value of shares issued to settle debt, stock based compensation, valuation of accounts receivable and inventory, estimated life, amortization rates and impairment of long-lived assets, valuation allowance for income tax purposes, and fair value measurement of financial instruments.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(Unaudited)
(Stated in U.S. Dollars)

2.      NATURE OF OPERATIONS AND GOING CONCERN

a)     Organization

Qwick Media Inc. (“the Company”) is governed by the corporate laws of the Cayman Islands.  It is currently a reporting issuer in the Province of British Columbia, Canada.  Principal executive offices are located in Vancouver, British Columbia, Canada.  The registered office is in the Cayman Islands.

The Company was incorporated on October 5, 2000 under the laws of the State of Nevada.  Effective June 26, 2006, it re-domiciled from the State of Nevada to the State of Washington.  Effective July 7, 2009, it re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of effecting a continuance to the Cayman Islands.  Effective July 28, 2009, the Company re-domiciled to the Cayman Islands and became a foreign private issuer with the US Securities and Exchange Commission (“SEC”).

On October 6, 2009, the Company changed its name from “Tuscany Mineral, Ltd.” to “Tuscany Minerals Ltd.”.  On June 22, 2010, the Company changed its name to “Qwick Media Inc.”

On January 28, 2011, the Company completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each common share of Qeyos. As a result of the acquisition of the Qeyos shares, the Company ceased to be a shell company and is now in the business of developing interactive proprietary software, intellectual property and hardware.

On April 19, 2011, the Company incorporated Wuxi Xun Fu Information Technology Co., Ltd. in China, a wholly-owned subsidiary of the Company.

For accounting purposes, the acquisition is being accounted for at historical carrying values in a manner similar to the pooling of interests method since the chief executive officer and controlling shareholder of the Company is also the chief executive officer and controlling shareholder of Qeyos.  Transfers or exchanges of equity instruments between entities under common control are recorded at the carrying amount of the transferring entity at the date of transfer and fair value, goodwill or other intangible asset adjustments are not recorded. Our consolidated financial statements and reported results of operations reflect these carryover values, and our reported results of operations and stockholders’ equity have been retroactively restated for all periods presented to reflect the results of operations of Qeyos and the Company as if the acquisition had occurred on September 30, 2009, the date the Company and Qeyos commenced common control.

For all periods presented, all significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

b)    Development Stage Activities

The Company had been in the exploration stage since its formation and had not realized any revenues during the exploration stage.  The Company had previous exploration activities in the natural gas and oil business in 2003 and in the acquisition and exploration of mining properties prior to 2003.  As at December 31, 2010, the Company was an inactive shell company.

On January 28, 2011, the Company acquired Qeyos Ad Systems Inc., which is in the business of developing and customizing software and hardware for use in digital media kiosks.  Accordingly, the Company ceased to be an inactive shell company and became a development stage company.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(Unaudited)
(Stated in U.S. Dollars)

2.      NATURE OF OPERATIONS AND GOING CONCERN (Continued)

c)     Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying consolidated financial statements, the Company has incurred accumulated losses of $9,324,206 for the period from October 5, 2000 (inception) to March 31, 2013. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional capital financing through private placement and a public offering of the Company’s common stock and from the issuance of promissory notes. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

3.     RECENT ACCOUNTING PRONOUNCEMENTS

In February 2013, the FASB issued Accounting Standards Update (ASU) No. 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The updated guidance requires expanded disclosures for amounts reclassified out of accumulated other comprehensive income by component. The guidance requires the presentation of amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, a cross-reference to other disclosures that provide additional detail about those amounts is required. The guidance is to be applied prospectively for reporting periods beginning after December 15, 2012. The Company adopted ASU No. 2013-02 on  January 1, 2013.  The new guidance had no impact on the Company's results of operations or financial position.

In October 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2012-04, ''Technical Corrections and Improvements". The amendments in this update cover a wide range of Topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods beginning after December 15, 2012. The Company adopted ASU No. 2012-02 effective January 1, 2013; however, the adoption did not have a material impact on its financial position or results of operations.

In August 2012, the FASB issued ASU No. 2012-03, "Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin (SAB) No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22 (SEC Update)" in Accounting Standards Update No. 2012-03. This update amends various SEC paragraphs pursuant to the issuance of SAB No. 114. The adoption of ASU No. 2012-03 did not have a material impact on the Company’s financial position or results of operations.

In July 2012, the FASB issued ASU No. 2012-02, "Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment" in Accounting Standards Update No. 2012-02. This update amends ASU No. 2011-08, “Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment” and permits an entity first to assess qualitative factors to determine whether it is more

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(Unaudited)
(Stated in U.S. Dollars)

3.     RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, “Intangibles,Goodwill and Other General Intangibles Other than Goodwill”. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for non-public entities, have not yet been made available for issuance. The Company adopted ASU No. 2012-02 effective January 1, 2013; however, the adoption did not have a material impact on its financial position or results of operations.

In November 2011, ASC guidance was issued related to disclosures about offsetting assets and liabilities. The new standard requires disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The update is effective for the Company’s fiscal year beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. In January 2013, ASC guidance was issued to clarify that the disclosure requirements are limited to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (i) offset in the financial statements or (ii) subject to an enforceable master netting arrangement or similar agreement. The adoption of the updated guidance did not have an impact on the consolidated financial position, results of operations or cash flows.

4.     INVENTORY

	March 31, 2013	December 31, 2012

Computers	$9,177	$2,765
Monitors	30,500	31,146
IT inventory	80,269	−
Parts and enclosures	285,300	291,301
General	18,603	18,996
	$423,850	$344,208

5.     PROPERTY AND EQUIPMENT

	March 31, 2013
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$22,373	$16,340
Computer software	1,324	1,289	35
Office furniture	21,012	8,419	12,593
Equipment	41,882	16,162	25,720
Leasehold improvements	47,628	33,100	14,528

	$150,559	$81,343	$69,216

5.     PROPERTY AND EQUIPMENT (Continued)

	December 31, 2012
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$19,569	$19,144
Computer software	1,324	1,182	142
Office furniture	21,012	6,926	14,086
Equipment	41,882	13,257	28,625
Leasehold improvements	47,628	29,287	18,341

	$150,559	$70,221	$80,338

6.     RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

For the three months ended March 31, 2013, the Company carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at March 31, 2013 that are not otherwise disclosed elsewhere:

a)	The Company paid management fees of $59,520 (2012 - $Nil) to companies controlled by officers for the three months ended March 31, 2013.

b)	The Company recorded stock-based compensation of $3,972 (2012 - $12,338) as consulting fees paid to directors and officers for the three months ended March 31, 2013.

c)
As of March 31, 2013, amounts owing to related parties consists of $2,824,879 (December 31, 2012 - $2,073,960) owed to a director, companies controlled by a director, and $10,000 (December 31, 2012 - $18,815) included in accrued liabilities owed to a company controlled by an officer. The amounts owed are unsecured, non-interest bearing and due on demand.

7.     CAPITAL STOCK

a)	Authorized

At March 31, 2012 and December 31, 2012, the Company was authorized to issue the following number and classes of shares:

400,000,000 common shares, $0.001 par value;

100,000,000 preferred shares, $0.001 par value, and series as determined by directors.

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(Unaudited)
(Stated in U.S. Dollars)

8.     STOCK OPTIONS

During the year ended December 31, 2011, the Company adopted a Stock Option Plan under which the Company can grant up to 6,620,230 shares of its common stock to the officers, directors, employees and consultants.

On March 1, 2012, the Company granted 300,000 stock options to a consultant exercisable at $0.60 per share.  50% of the options vest on the date of grant and expire on February 28, 2013. Another 25% vest on the first anniversary and expire on February 28, 2014. The last 25% vest on the second anniversary and expire on February 28, 2015.

The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option-pricing model and the weighted average grant date fair value of stock options granted during the three months ended March 31, 2013 and 2012 was $Nil and $0.001 respectively.  During the three months ended March 31, 2013, the Company recorded stock-based compensation of $6,844 (2012 - $34,709) as consulting expense related to the vesting of stock options.

The fair value assumptions used were as follows:
	March 31, 2013	March 31, 2012

Expected dividend yield	−	0%
Risk-free interest rate	−	0.43%
Expected volatility	−	54%
Expected option life (in years)	−	1.00

The following table summarizes the continuity of the Company’s stock options:

	Number of Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value

Outstanding, December 31, 2012	2,820,000	$0.30	2.56	$ −

Expired	(150,000)	$0.60

Outstanding, March 31, 2013	2,670,000	$0.29	2.46	$ −

Exercisable, March 31, 2013	2,415,000	$0.26	2.46	$ −

A summary of the status of the Company’s non-vested options at December 31, 2012, and changes during the period ended March 31, 2013 are presented below:
	Number of Options	Weighted Average Grant Date Fair Value

Non-vested at December 31, 2012	780,000	$0.08

Vested	(525,000)	$0.10

Non-vested at March 31, 2013	255,000	$0.05

QWICK MEDIA INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(Unaudited)
(Stated in U.S. Dollars)

8.     STOCK OPTIONS (Continued)

As at March 31, 2013, there was $2,616 (December 31, 2012 - $9,460) in total unrecognized compensation cost related to non-vested stock options.

As at March 31, 2013, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
30,000	$0.60	July 30, 2013
180,000	$0.60	November 30, 2013
75,000	$0.60	February 28, 2014
15,000	$0.60	July 30, 2014
90,000	$0.60	November 30, 2014
75,000	$0.60	February 28, 2015
15,000	$0.60	July 30, 2015
90,000	$0.60	November 30, 2015
2,100,000	$0.20	December 29, 2015
2,670,000

9.     REDEEMABLE PREFERRED STOCK

On November 15, 2011, the Company created one series of the 100,000,000 preferred shares it is authorized to issue, consisting of 25,000,000 shares, to be designated as Class A Preferred Shares. The principal terms of the Class A Preferred Shares are as follows:

Voting rights – The Class A Preferred Shares have voting rights (one vote per share) equal to those of the Company’s common stock.

Dividend rights – The Class A Preferred Shares carry a cumulative cash dividend of 10% per annum.
Conversion rights – The holders of the Class A Preferred Shares have the right to convert the Class A Preferred Shares, from time to time, at the option of the holder, into one common share until July 31, 2015 at the following conversion prices:

i)	$0.60 per Common Share if converted at any time up to and including July 31, 2012;

ii)	$1.00 per Common Share if converted at any time between August 1, 2012 and July 31, 2013; and

iii)	$1.50 per Common Share if converted at any time between August 1, 2013 and July 31, 2015.

Redemption rights – At any time, the holders of the Class A Preferred Shares may elect to have the Company redeem the Class A Preferred Shares for an amount equal to $1.00 per share.   At any time, the Company may redeem the Class A Preferred Shares for an amount equal to $1.00 per share.

The Company has classified the Class A Preferred Shares as temporary equity because they are redeemable beyond the control of the issuer.

The Company completed a private placement with a company owned by the Company's President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Preferred Shares at a price of $1.00 per Class A Share for gross proceeds of $1,000,000.

The Company converted the principal amount of a Debenture and accrued interest thereon, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share.

10.   COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters other than disclosed below.  Management services provided are on a month-to-month basis.

On February 21, 2012, the Company entered into a consulting agreement.  Pursuant to the agreement, the Company will pay the consultant $6,000 per month for a period of three years commencing March 1, 2012.

The Company has entered into two leases for the provision of office space until January 31, 2014.   The Company’s future minimum lease payments for the two leases are as follows:

Fiscal year ending December 31, 2013	$ 102,093 (Cdn$103,721)
Fiscal year ending December 31, 2014	11,344 (Cdn$11,525)
$ 113,437 (Cdn$115,246)

11.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents information about the Company’s financial instruments that have been measured at fair value as of March 31, 2013, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

MARCH 31, 2013	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$216,066	$216,066	$216,066

MARCH 31, 2012	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$143,280	$143,280	$143,280

Due to the nature of cash, accounts receivable, accounts payable, and redeemable preferred stock, the fair value of these instruments approximated their carrying value.

12.   SEGMENTED INFORMATION

The Company’s business is considered as operating in one segment being the development of software and hardware for use in digital media kiosks.